Exhibit 11

American Safety Insurance Holdings, Ltd. and subsidiaries

Computation of Earnings Per Share

	Three Months Ended March 31,
	2008	2007
Basic: Earnings available to common shareholders	$6,021,172	$7,092,100
Weighted average common shares outstanding	10,695,706	10,555,849
Basic earnings per common share	$0.56	$0.67
Diluted: Earnings available to common Shareholders	$6,021,172	$7,092,100
Weighted average common shares Outstanding	10,695,706	10,555,849
Weighted average common shares equivalents associated with options and restricted stock	294,529	375,090
Total weighted average common shares for diluted purposes	10,990,235	10,930,939
Diluted earnings per common Share	$0.55	$0.65

1